Exhibit 99.1

BAYTEX PROVIDES CORPORATE UPDATE

CALGARY, ALBERTA (June 25, 2020) - Baytex Energy Corp. ("Baytex")(TSX, NYSE: BTE) provides a corporate update that includes the resumption of previously shut-in crude oil production.

“As the global supply and demand picture continues to unfold, crude oil prices have strengthened from their lows in April and we are now starting to benefit from the steps we have taken. We have restarted approximately 80% of the previously announced shut-in volumes, which will have a positive impact on our adjusted funds flow. At current commodity prices, we expect to generate positive free cash flow over the remainder of 2020 and maintain over $300 million of financial liquidity,” commented Ed LaFehr, President and Chief Executive Officer.

2020 Outlook

We continue to forecast capital spending for this year of $260 to $290 million, which represents an approximate 50% reduction from our original plan of $500 to $575 million. With this revised capital program, we suspended drilling operations in Canada and expect to see a moderated pace of activity in the Eagle Ford.

We previously announced that we had voluntarily shut-in approximately 25,000 boe/d of production. These volumes remained off-line for April and May. As operating netbacks improved in June, we initiated plans to bring approximately 80% of these volumes back on-line. At current commodity prices, the resumption of production from these previously shut-in barrels will have a positive impact on our adjusted funds flow and improve our financial liquidity. For the second half of 2020, we currently project about 5,000 boe/d of heavy oil production to remain shut-in.

Taking into account the production brought back on-line, we are revising our production guidance range for 2020 to 78,000 to 82,000 boe/d, from 70,000 to 74,000 boe/d previously. We expect production in the second quarter to average approximately 72,000 to 73,000 boe/d. Should operating netbacks change, we have the ability to shut-in additional volumes or restart wells in short order.

As operations resume, we remain intensely focused on driving further efficiencies to capture or sustain cost reductions previously identified during the downturn, while protecting the health and safety of our personnel.

Financial Liquidity

Based on the forward strip(1), we expect to maintain our financial liquidity and remain onside with our financial covenants through 2021.

(1)2020 full year pricing assumptions: WTI - US$37/bbl; WCS differential - US$14/bbl; MSW differential – US$6/bbl, NYMEX Gas - US$1.95/mcf; AECO Gas - $2.00/mcf and Exchange Rate (CAD/USD) - 1.36. 2021 full year pricing assumptions: WTI - US$40/bbl; WCS differential - US$14/bbl; MSW differential – US$7/bbl, NYMEX Gas - US$2.65/mcf; AECO Gas - $2.25/mcf and Exchange Rate (CAD/USD) - 1.36.

Our credit facilities total approximately $1.1 billion and have a maturity date of April 2, 2024. These are not borrowing base facilities and do not require annual or semi-annual reviews. As of March 31, 2020, we had $417 million of undrawn capacity on our credit facilities resulting in approximately $315 million of liquidity net of working capital. In addition, our first long-term note maturity of US$400 million is not until June 2024.

Baytex Energy Corp.
Press Release – June 25, 2020 Page 2
Financial Covenants

The following table summarizes the financial covenants applicable to the credit facilities and Baytex's compliance therewith as at March 31, 2020.

Covenant Description	Position as at March 31, 2020	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.8:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	8.6:1.00	2.00:1.00
Notes:

(1)"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at March 31, 2020, the Company's Senior Secured Debt totaled $694.9 million which includes $678.7 million of principal amounts outstanding and $16.2 million of letters of credit.
(2)Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended March 31, 2020 was $923.8 million.
(3)Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expense, excluding accretion of debt issue costs and asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses, excluding accretion of debt issue costs and asset retirement obligations, for the twelve months ended March 31, 2020 were $107.2 million

Risk Management

To manage commodity price movements, we utilize various financial derivative contracts and crude-by-rail to reduce the volatility in our adjusted funds flow. The following table summarizes our crude oil hedges in place for the balance of this year.

	Q2/2020	Q3/2020	Q4/2020

WTI Fixed Hedges
Volumes (bbl/d)	16,683	23,732	8,000
Fixed Price (US$/bbl)	$31.03	$36.41	$42.78

WTI 3-Way Option (1)
Volumes (bbl/d)	24,500	24,500	24,500
Baytex Receives (2)	WTI plus US$7.60	WTI plus US$7.60	WTI plus US$7.60

Total Volumes (bbl/d)	41,183	48,232	32,500

Notes:

(1)WTI 3-way options consist of a sold put, a bought put and a sold call. Baytex’s average sold put, bought put and sold call are US$50.44/bbl, US$58.04/bbl and US$63.06/bbl, respectively. Baytex receives WTI plus US$7.60/bbl when WTI is at or below US$50.44/bbl; Baytex receives US$58.04/bbl when WTI is between US$50.44/bbl and US$58.04/bbl; Baytex receives WTI when WTI is between US$58.04/bbl and US$63.06/bbl; and Baytex receives US$63.06/bbl when WTI is above US$63.06/bbl.
(2)Based on the forward strip for the balance of 2020, Baytex will receive WTI plus US$7.60/bbl.

For the remainder of 2020, we also have WTI-MSW basis differential swaps for 6,944 bbl/d of our light oil production in Canada at US$5.87/bbl and WCS differential hedges on 7,944 bbl/d at a WTI-WCS differential of US$15.03/bbl.

Crude-by-rail is an integral part of our egress and marketing strategy for our heavy oil production. For Q2/2020, we delivered approximately 5,250 bbl/d of our heavy oil volumes to market by rail.

Baytex Energy Corp.
Press Release – June 25, 2020 Page 3

2020 Guidance

The following table compares our revised 2020 guidance to our previous guidance.

	2020 Previous Guidance (1)	2020 Revised Guidance
Exploration and development expenditures	$260 - $290 million	no change
Production (boe/d)	70,000 - 74,000	78,000 - 82,000

Expenses:
Royalty rate	~ 20%	~ 18.5%
Operating	$11.75 - $12.50/boe	no change
Transportation	$0.80 - $0.90/boe	$0.95 - $1.05/boe
General and administrative	$40 million ($1.52/boe)	$38 million ($1.30/boe)
Interest	$120 million ($4.57/boe)	$112 million ($3.84/boe)

Leasing expenditures	$7 million	no change
Asset retirement obligations	$10 million	no change
Note:

(1)As announced on May 7, 2020.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; that returning shut-in volumes will have a positive impact on our adjusted funds flow; that we expect to generate free cash flow and maintain $300 million of financial liquidity for the remainder of 2020; our revised 2020 capital budget; that we expect to see moderated activity in the Eagle Ford; that we expect 5,000 boe/d of heavy oil to remain shut-in; our revised 2020 production guidance; that we have the ability to shut-in additional volumes or restart wells in short order; that we remain focused on driving further efficiency in our operations; our revised 2020 guidance for exploration and development expenditures, production, royalty rate, operating, transportation, general and administration and interest expense and leasing expenditures and asset retirement obligations.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials (including the impacts of COVID-19); availability and cost of gathering, processing and pipeline systems; failure to comply with the covenants in our debt agreements; the availability and cost of capital or borrowing; that our credit facilities may not provide sufficient liquidity or may not be renewed; risks associated with a third-party operating our Eagle Ford properties; the cost of developing and operating our assets; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; changes in government regulations that affect the oil and gas industry; regulations regarding the disposal of fluids; changes in environmental, health and safety regulations; public perception and its influence on the regulatory regime; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; alternatives to and changing demand for petroleum products; risks associated with our use of information technology systems; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control.

Baytex Energy Corp.
Press Release – June 25, 2020 Page 4
These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2019, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.
Non-GAAP Financial and Capital Management Measures
In this news release, we refer to certain financial measures (such as adjusted funds flow, exploration and development expenditures, free cash flow and operating netback) which do not have any standardized meaning prescribed by Canadian GAAP (“non-GAAP measures”) and are considered non-GAAP measures. While adjusted funds flow, exploration and development expenditures, free cash flow, net debt and operating netback are commonly used in the oil and gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Adjusted funds flow is not a measurement based on generally accepted accounting principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. We define adjusted funds flow as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure that provides a more complete understanding of operating performance and our ability to generate funds for exploration and development expenditures, debt repayment, settlement of our abandonment obligations and potential future dividends. In addition, we use a ratio of net debt to adjusted funds flow to manage our capital structure. We eliminate settlements of abandonment obligations from cash flow from operations as the amounts can be discretionary and may vary from period to period depending on our capital programs and the maturity of our operating areas. The settlement of abandonment obligations are managed with our capital budgeting process which considers available adjusted funds flow. Changes in non-cash working capital are eliminated in the determination of adjusted funds flow as the timing of collection, payment and incurrence is variable and by excluding them from the calculation we are able to provide a more meaningful measure of our cash flow on a continuing basis. For a reconciliation of adjusted funds flow to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three months ended March 31, 2020.

Exploration and development expenditures is not a measurement based on GAAP in Canada. We define exploration and development expenditures as additions to exploration and evaluation assets combined with additions to oil and gas properties. Our definition of exploration and development expenditures may not be comparable to other issuers. We use exploration and development expenditures to measure and evaluate the performance of our capital programs. The total amount of exploration and development expenditures is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.

Free cash flow is not a measurement based on GAAP in Canada. We define free cash flow as adjusted funds flow less exploration and development expenditures (both non-GAAP measures discussed above), payments on lease obligations, and asset retirement obligations settled. Our determination of free cash flow may not be comparable to other issuers. We use free cash flow to evaluate funds available for debt repayment, common share repurchases, potential future dividends and acquisition and disposition opportunities.

Operating netback is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Operating netback is equal to petroleum and natural gas sales less blending expense, royalties, production and operating expense and transportation expense divided by barrels of oil equivalent sales volume for the applicable period. Our determination of operating netback may not be comparable with the calculation of similar measures for other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis and is a key measure used to evaluate our operating performance.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp.
Press Release – June 25, 2020 Page 5

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com